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                                    EXHIBIT A


PART III - NARRATIVE

The registrant, whose fiscal year ended December 31, 1994, cannot file its quarterly report on Form 10-Q for the quarter ended June 30, 1995 within the prescribed time period because the registrant has been unable to timely complete its quarter-end closing and prepare financial statements for its quarterly report on Form 10-Q.

PART IV - OTHER INFORMATION

(3) The registrant expects to report a net loss for the quarter ended June 30, 1995 of $12.4 million compared to a net loss of $40.5 million for the quarter ended June 30, 1994. The change is due to a number of factors. In 1994, the registrant recognized significant losses which included pre-tax charges to operating income of $17.6 million for write-downs of investments in construction projects, construction equipment and anticipated loss on an uncompleted tunnel project, and pre-tax charges of $59.4 million for anticipated losses on Transit segment's uncompleted new car contracts. In 1995, the registrant did not recognize significant charges to operating income but did recognize (i) higher period expenses due to financial restructuring and legal proceedings and (ii) higher debt service costs due to increases in the level of debt outstanding and the higher cost of borrowing.